SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                         WPCS INTERNATIONAL INCORPORATED

                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   92931L 10 4

                                 (CUSIP Number)

                                Mr. Andrew Hidalgo
                             One East Uwchlan Avenue
                                    Suite 301
                                 Exton, PA 19341
                                 (610) 903-0400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 2005

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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          CUSIP No. 92931L 10 4                              13D                                  Page 2 of  5 Pages

-------------------------------------------                                        ----------------------------------------

--------- ----------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS                                                       Andrew Hidalgo
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                     ###-##-####
--------- ----------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) |_|
                                                                                                                   (b) |_|
--------- ----------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*           OO

--------- ----------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
          2(e)                                                                                                         |_|
--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
----------------------- ----- ---------------------------------------------------------------------------------------------
                          7   SOLE VOTING POWER
   NUMBER OF SHARES           408,384 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------
     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY               0
                        ----- ---------------------------------------------------------------------------------------------
         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING               408,384 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER
                              0
--------- -----------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          408,384 shares of common stock.
--------- -----------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                               |_|
--------- -----------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.1%
--------- -----------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
          IN
--------- -----------------------------------------------------------------------------------------------------------------


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                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

     This statement relates to shares of the common stock, par value $.0001 per share, of WPCS International Incorporated, a Delaware corporation (formerly Phoenix Star Ventures, Inc.) (the "Company"). The Company has its principal executive office at One East Uwchlan Avenue, Suite 301 Exton, Pennsylvania 19341.

Item 2. Identity and Background.

     This statement is being filed by Andrew Hidalgo, a United States citizen. Mr. Hidalgo is the President and Chief Executive Officer of the Company. Mr. Hidalgo maintains an office at WPCS International Incorporated, One East Uwchlan Avenue, Suite 301 Exton, Pennsylvania 19341.

     On May 17, 2002, the Company entered into an Agreement and Plan of Merger with WPCS Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Subsidiary"), WPCS Holdings, Inc., a Delaware corporation ("WPCS"), and Andrew Hidalgo. Pursuant to the terms of the Agreement and Plan of Merger which closed on May 24, 2002, Subsidiary acquired all of the issued and outstanding shares of capital stock of WPCS from Mr. Hidalgo in exchange for an aggregate of 458,334 newly issued shares of the Company's common stock (the "Acquisition"). Of such 5,500,000 shares, Mr. Hidalgo gifted an aggregate of 10,000 shares to three individuals. Concurrently with the Acquisition, WPCS was merged with and into Subsidiary. As a condition to the Acquisition, the Company's director prior to the transaction appointed Mr. Hidalgo as a member of the Company's Board of Directors. Stephen C. Jackson, the Company's then current member of the Board of Directors, resigned effective immediately upon the appointment of Mr. Hidalgo.

     Between June 9, 2004 and June 14, 2004, Mr. Hidalgo sold 10,417 shares of common stock.

     On October 6, 2004, Mr. Hidalgo received options to purchase 154,167 shares of common stock at $6.60 per share.

     On January 24, 2005, Mr. Hidalgo sold 4,700 shares of common stock.

     On January 28, 2005, Mr. Hidalgo sold 4,000 shares of common stock.

     On September 19, 2005, Mr. Hidalgo sold 150,000 shares of common stock.

     On September 28, 2005, Mr. Hidalgo sold 25,000 shares of common stock.

     On January 10, 2005, the Company effected a one for twelve reverse split of its common stock. All numbers in this amended Schedule 13D reflect the 1:12 reverse stock split.

     During the past five years, Mr. Hidalgo has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The sole source of consideration for the issuance of 458,334 shares of the Company's common stock to Mr. Hidalgo (of which 10,000 were gifted to third parties) was the tender of 100% of the outstanding shares of WPCS in connection with the Acquisition.

Item 4. Purpose of Transaction.

     See Item 2 above.

Item 5.  Interest in Securities of the Issuer.

     Under the rules and regulations of the Securities and Exchange Commission, Mr. Hidalgo beneficially owns 408,384 shares of common stock, representing
10.1% of the outstanding shares of common stock of the Company. The percentage of outstanding shares of common stock is computed based on 3,883,885 shares of common stock outstanding. Except for the transactions described herein, Mr. Hidalgo has no plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.


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                                                               Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

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                                                               Page 5 of 5 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 4, 2005                                 /s/ ANDREW HIDALGO
                                                ----------------
                                                Andrew Hidalgo